[redacted]

BB 3/9 AB 3/15

06004050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 209

SEC FILE NUMBER
8- 65924

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWALLIANCE INVESTMENTS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 CHURCH STREET 7TH FLOOR
(No. and Street)

NEW HAVEN, (City) CONNECTICUT (State) 06510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD B. TROUTMAN (203) 789-2743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

100 PEARL STREET (Address) HARTFORD (City) CONNECTICUT (State) 06103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/06

OATH OR AFFIRMATION

I, J. Edward Diamond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewAlliance Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires 4/30/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NewAlliance Investments, Inc.

(A Wholly-Owned Subsidiary of NewAlliance Bank)

Financial Statements and
Supplementary Schedule pursuant to
Securities and Exchange Commission Rule 17a-5
December 31, 2005 and 2004

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Index to Financial Statements
December 31, 2005 and 2004

* These supplemental schedules have not been included in the report as they are not applicable to NewAlliance Investments, Inc.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of
NewAlliance Investments, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of NewAlliance Investments, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash	$ 3,261,674	$ 3,341,884
Deposit with clearing broker	51,266	50,170
Total cash and cash equivalents	3,312,940	3,392,054
Accrued income receivable	359,262	210,587
Fixed assets	159,294	95,810
Receivable from Parent Company	70,550	-
Other assets	112,500	132,500
Total assets	$ 4,014,546	$ 3,830,951
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 165,339	$ 273,174
Payable to Parent Company	-	22,790
Accrued income taxes payable to Parent Company	46,403	822,338
Total liabilities	211,742	1,118,302
Shareholder's Equity		
Common stock: $10 per share, 5,000 shares authorized and outstanding	50,000	50,000
Additional paid-in-capital	1,215,705	1,215,705
Retained earnings	2,537,099	1,446,944
Total shareholder's equity	3,802,804	2,712,649
Total liabilities and shareholder's equity	$ 4,014,546	$ 3,830,951

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Income
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissions - fixed annuity income	$ 2,524,305	$ 3,801,597
Commissions - investment security product sales	2,887,521	1,343,399
Commissions - insurance product sales	704,825	396,720
Other income	21,472	4,747
Total revenues	6,138,123	5,546,463
Expenses		
Salaries, wages and benefits	3,444,223	2,525,289
Occupancy and equipment	195,784	165,006
Fees and services	269,556	280,890
Advertising	176,203	149,825
Office supplies	93,582	83,159
Other operating expense	64,093	1,755
Total expenses	4,243,441	3,205,924
Net income before income taxes	1,894,682	2,340,539
Income tax	(804,527)	(822,338)
Net income	$ 1,090,155	$ 1,518,201

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2005 and 2004

Balance at December 31, 2003	$ 1,094,448
Capital contribution received	100,000
Net loss	1,518,201
Balance at December 31, 2004	2,712,649
Net income	1,090,155
Balance at December 31, 2005	$ 3,802,804

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance Bank)
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 1,090,155	$ 1,518,201
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	139,833	28,512
Changes in assets and liabilities		
Increase in accrued income receivable	(148,675)	(159,530)
Increase in receivable from Parent Company	(70,550)	-
(Decrease) increase in other assets	20,000	(20,208)
Decrease in income taxes receivable	-	60,455
(Decrease) increase in accrued expenses and other liabilities	(107,835)	250,379
(Decrease) increase in payable to Parent Company	(22,790)	10,935
(Decrease) increase in accrued income taxes	(775,935)	822,338
Net cash provided by operating activities	124,203	2,511,082
Cash flows from investing activities		
Purchase of fixed assets	(203,317)	(27,555)
Net cash used in investing activities	(203,317)	(27,555)
Net (decrease) increase in cash and cash equivalents	(79,114)	2,483,527
Cash and cash equivalents at beginning of period	3,392,054	908,527
Cash and cash equivalents at end of year	3,312,940	3,392,054
Non-cash operating, investing and financing activities		
Transfer of non-cash net assets from parent company	$ -	$ 100,000

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business

NewAlliance Investments, Inc. (the "Company") (formerly NHSB Financial Services, Inc.), a wholly-owned subsidiary of NewAlliance Bank (the "Bank" or the "Parent") (formerly New Haven Savings Bank), is headquartered in New Haven, Connecticut. The Company is registered as a broker-dealer in 15 states. The Company was approved as a registered broker-dealer by the National Association of Securities (NASD) on October 21, 2003. The Company provides securities brokerage products and services to the general public, including customers of the Bank. Products and services include the offering and sale of equity securities, debt securities, mutual funds and options. The Company also engages in the sale of life, health, disability insurance and fixed annuity products. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD and the Securities Investors Protection Corporation (SIPC).

The Company was capitalized by issuing 5,000 shares of common stock to NewAlliance Bank in exchange for the net assets of NHSB Insurance Services, Inc. which consisted primarily of $1,025,575 of cash and $140,130 of other assets.

The Company changed its name from NHSB Financial Services, Inc. to NewAlliance Investments, Inc. in connection with the Parent Company's conversion from a state-chartered mutual bank to a state-chartered stock bank on April 1, 2004.

Use of Estimates in Preparation for Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of the amounts held at the Bank and other financial institutions.

Cash Segregated Under Federal Regulations

Cash of $50 has been deposited in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2005 and December 31, 2004, there were no funds deposited by customers or funds accruing to customers as a result of trades or contracts. Therefore, the Company is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(i) under the Securities Exchange Act of 1934.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method using the estimated lives of the assets ranging from five to seven years.

Commissions
The Company earns commissions for execution of securities, mutual funds, and insurance transactions. Commission income and related expenses are recorded on a settlement date basis. The difference between using settlement date accounting and trade date accounting, as required by accounting principles generally accepted in the United States of America, is not material.

Income Taxes
The Company is included in the consolidated federal income tax return and the combined Connecticut State income tax return filed by NewAlliance Bank. The provision for federal and state taxes is calculated as if the Company were filing separate income tax returns using NewAlliance Bank's statutory rates. In accordance with a tax sharing arrangement, income taxes are allocated to the Company primarily based on the ratio of the Company's taxable income or loss to the total taxable income or loss. The Company generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes. Note 6 contains detailed information about the Company's income taxes.

2. Acquisitions

Simultaneous with the Bank's conversion to a state-chartered stock bank, on April 1, 2004 it completed its acquisitions of Connecticut Bancshares, Inc. (Connecticut Bancshares) and Alliance Bancorp of New England, Inc. (Alliance Bancorp). In connection with these acquisitions NewAlliance Investments, Inc. added financial advisors/sales assistants to certain of the former Connecticut Bancshares, Inc. and Alliance Bancorp of New England, Inc.'s retail branch locations. The former Connecticut Bancshares and Alliance Bancorp provided investment, insurance and annuity products to its customers through a relationship with an unrelated third-party; this relationship was dissolved on the date of acquisition.

3. Fixed Assets

Fixed assets consist of the following at December 31, 2005 and 2004:

	2005	2004
Furniture and equipment	$ 234,655	$ 106,678
Computer hardware	159,582	91,376
Computer software	26,292	18,787
Capital projects in progress	-	371
	420,529	217,212
Less: Accumulated depreciation	(261,235)	(121,402)
Total	$ 159,294	$ 95,810

The Company purchased $78,582 of fixed assets from NewAlliance Bank in May 2005. The purchase price represented NewAlliance Bank's cost basis in those fixed assets.

4. Net Capital

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule prohibits the Company from engaging in any securities transactions unless minimum net capital is maintained. The minimum net capital level is the greater of $250,000 or 12.50% of aggregate indebtedness. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for the first 12 months after commencing business as a broker-dealer). The rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

The NASD requires that cash deposits with a parent bank are allowable assets for net capital purposes only to the extent that the deposits represent normal day-to-day operating expenses. The Company had a cash deposit of $1,751,111 and $2,907,483 with the Bank on December 31, 2005 and 2004, respectively. Allowable cash is limited to $420,804 and $816,610 on December 31, 2005 and 2004, respectively. Non-allowable cash in the net capital computation is the total cash deposit at the Bank less the allowable portion, or $1,330,307 and $2,090,873 on December 31, 2005 and 2004, respectively.

The Company had net capital for regulatory purposes of $2,040,294 and $347,623 on December 31, 2005 and 2004, respectively, and a minimum net capital requirement of $250,000 for both years. The ratio of aggregate indebtedness to net capital was .1038 to 1 and 3.22 to 1 at December 31, 2005 and 2004, respectively.

5. Related Party Transactions

The Company relies on the Bank for various services including participating in the Bank's employee benefit programs, office space and office supplies. The Bank allocates these expenses to the Company based on an agreement between the Company and the Bank. Amounts expensed but not yet paid are recognized as payable to the Bank on the statement of financial condition. If the Company were to seek these items from an unrelated third party, amounts expensed could differ materially.

The Company relies on the Bank to pay certain expenses directly attributable to the Company such as salaries, marketing expenses, and legal fees.

The Bank also provides services to the Company such as technology support, human resources support, internal audit, and financial support for which there is not a charge for services. If the Company were charged for these services or if they were to seek these services from an unrelated third party, amounts expensed could be material to the Company's financial statements.

The Company currently occupies space in the Bank offices. The Bank allocates occupancy expense to the Company based on the square footage of space that the Company occupies. Occupancy expense amounted to $102,125 and $114,500 during 2005 and 2004, respectively.

6. Income Taxes

The provision for income taxes for the years ended December 31, 2005 and 2004 consists of the following:

	2005	2004
Current		
Federal	$ 662,552	$ 822,338
State	141,975	-
	804,527	822,338
Deferred		
Federal	-	-
State	-	-
Provision for income taxes	$ 804,527	$ 822,338

The Company had no deferred taxes at December 31, 2005 or December 31, 2004. The Company has no material permanent differences, so the Company's effective tax rate approximates its the statutory rate it pays its Parent per an executed tax sharing agreement. The tax sharing agreement was modified in 2005 to call for the payment of both the federal and state statutory rates. In 2004 the Company was only charged the federal statutory rate. The Company settles taxes with the Parent Company on a current basis.

7. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2005 and 2004, uninsured cash and cash equivalent balances aggregated $3,062,940 and $3,142,054, respectively.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The carrying broker has a lien on all assets of the Company. The Company maintains a required deposit of at least $50,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005 and 2004, the Company had recorded no liabilities with regard to the right.

8. Commitments and Contingencies

The Company is currently involved in litigation matters related to two former employees. Based on current knowledge, management does not believe that a liability arising from these cases will have a material affect on the financial position, liquidity, or operating results of the Company.

NewAlliance Investments, Inc.
(a wholly-owned subsidiary of NewAlliance)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2005 **Schedule I**

Net capital		
Capital	$	3,802,804
Less nonallowable assets:		
Cash		1,330,307
Fixed assets		159,294
Accrued income receivable		71,852
Prepaid expenses		12,500
Due from NewAlliance Bank		70,550
Infinex stock		100,000
Net capital before haircuts		2,058,301
Haircuts		18,007
Net capital		2,040,294
Less net capital requirement (greater of $26,468 (12.50% of aggregate indebtedness) or $250,000)		250,000
Net capital in excess of requirements	$	1,790,294
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2003		
Total liabilities	$	211,742
Exclusions from aggregate indebtedness		-
Aggregate indebtedness	$	211,742
Ratio of aggregate indebtedness to net capital		10.38 %

There are no material differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

SEC MAIL PROCESSING RECEIVED
FEB 27 2006
WASH, D.C. 209 SECTION

To the Board of Directors of
NewAlliance Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of NewAlliance Investments, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006